UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Farmer Bros. Co.
(Name of Issuer)

Common Stock, $1.00 Par Value
(Title of Class of Securities)

307675108
(CUSIP Number)

December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 307675108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Farmer Bros. Co. Employee Stock Ownership Plan 95-0725980

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,980,265

	6.	Shared Voting Power 840,984

	7.	Sole Dispositive Power 2,139,281

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,980,265

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 18.5%

12.	Type of Reporting Person (See Instructions) EP

Item 1.
	(a)	Name of Issuer Farmer Bros. Co.
	(b)	Address of Issuer’s Principal Executive Offices 20333 South Normandie Avenue, Torrance, California 90502

Item 2.
	(a)	Name of Person Filing Farmer Bros. Co. Employee Stock Ownership Plan
	(b)	Address of Principal Business Office or, if none, Residence 20333 South Normandie Avenue Torrance, California 90502 Attn: Treasurer's Office
	(c)	Citizenship California
	(d)	Title of Class of Securities Common Stock, $1.00 par value
	(e)	CUSIP Number 307675108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☒	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 2,980,265
(b) Percent of class: 18.6%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 2,980,265
(ii) Shared power to vote or to direct the vote 840,984
(iii) Sole power to dispose or to direct the disposition of 2,139,281
(iv) Shared power to dispose or to direct the disposition of 0

The Trustee of the ESOP votes the shares held by the ESOP that are allocated to participant accounts as directed by the participants or beneficiaries of the ESOP.  Under the terms of the ESOP, unallocated shares and allocated shares which ESOP participants have failed to vote will be voted proportionately to the vote of allocated shares by ESOP participants. There are 840,984 shares allocated to plan participants, 2,139,281 shares to be allocated and a total of 2,980,265 shares in the plan.

An ESOP Committee comprised of one member of management and two independent members of the Company's Board of Directors administers the plan.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
N/A

Item 8.	Identification and Classification of Members of the Group
N/A

Item 9.	Notice of Dissolution of Group
N/A

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of our knowledge and belief, as members of the ESOP Committee, we certify that the information set forth in this statement is true, complete and correct.

Date:       February 14, 2008

By:	/S/ ROGER M. LAVERTY III
Name:	Roger M. Laverty III
Title:	ESOP Committee Member

By:	/S/ JOHN H. MERRELL
Name:	John H. Merrell
Title:	ESOP Committee Member

By:	/S/ MARTIN A. LYNCH
Name:	Martin A. Lynch
Title:	ESOP Committee Member